VF 3-12-02

02019688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-050200

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WM Funds Distributor, Inc.**

RECD S.E.C.
MAR 0 4 2002
535

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3351 Michelson, Suite 400
(No. and Street)

Irvine	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Suzanne M. Krahling 206.461.6479
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

700 Fifth Ave., Suite 4500	Seattle,	Washington	98104
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

X Certified Public Accountant

_ Public Accountant

_ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Suzanne M. Krahling, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of WM Funds Distributor, Inc. as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the Company nor any shareholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public
State of Washington
DAVID H. LATOURELL
My Appointment Expires Jan 17, 2003

[signature]
Notary Public

[signature]
Signature

CFO, Financial Services Group
Title

This report** contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1.
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3.
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x)	(1)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WM FUNDS DISTRIBUTOR, INC.

(a wholly owned subsidiary of WM Advisors, Inc.)
(SEC ID No. 8-50200)

FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 2001,
INDEPENDENT AUDITORS' REPORT, AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL
(Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.)

Deloitte & Touche LLP

WM FUNDS DISTRIBUTOR, INC.

(a wholly owned subsidiary of WM Advisors, Inc.)

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

Tel: (206) 292-1800
Fax: (206) 343-7809
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
WM Funds Distributor, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of WM Funds Distributor, Inc. (a wholly owned subsidiary of WM Advisors, Inc.) (the Company) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule appearing on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 1, 2002

Deloitte
Touche
Tohmatsu

WM FUNDS DISTRIBUTOR, INC.

(a wholly owned subsidiary of WM Advisors, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
CASH AND CASH EQUIVALENTS	$ 4,693,792
RECEIVABLES:	
Affiliates	2,428,228
Others	381,638
Total receivables	2,809,866
FURNITURE, FIXTURES, EQUIPMENT, AND WORK IN PROGRESS, at cost, less accumulated depreciation of $516,239	1,416,985
DEFERRED TAX ASSET	178,301
PREPAID EXPENSES	132,195
TOTAL	$ 9,231,139
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 2,497,100
Payable to affiliates	1,862,913
Accrued salaries and related benefits	708,373
Federal and state income tax payable to WMI	428,949
Total liabilities	5,497,335
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value – Authorized, 10,000 shares; issued and outstanding, 10,000 shares	100,000
Additional paid-in capital	2,858,187
Retained earnings	775,617
Total stockholder's equity	3,733,804
TOTAL	$ 9,231,139

See notes to financial statements.

WM FUNDS DISTRIBUTOR, INC.

(a wholly owned subsidiary of WM Advisors, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Distribution fees	$15,479,650
Service fees	10,587,955
Underwriting fees	3,778,214
Commission income	3,493,203
Other	394,928
Interest	210,462
Total revenues	33,944,412
EXPENSES:	
Marketing and fund distribution	14,236,141
Trailer fees	11,885,756
Compensation, related benefits, and payroll taxes	5,478,709
General and administrative	1,987,264
Total expenses	33,587,870
Income before income taxes	356,542
INCOME TAXES	207,244
NET INCOME	$ 149,298

WM FUNDS DISTRIBUTOR, INC.

(a wholly owned subsidiary of WM Advisors, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common stock	Additional paid-in capital	Retained earnings	Total
BALANCE, January 1, 2001	$ 100,000	$ 2,858,187	$ 2,126,319	$ 5,084,506
Net income			149,298	149,298
Dividends paid to WMAI			(1,500,000)	(1,500,000)
BALANCE, December 31, 2001	$ 100,000	$ 2,858,187	$ 775,617	$ 3,733,804

See notes to financial statements.

WM FUNDS DISTRIBUTOR, INC.
(a wholly owned subsidiary of WM Advisors, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES:	
Net income	$ 149,298
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	399,694
Deferred taxes	155,390
Cash provided (used) by changes in operating assets and liabilities:	
Receivable from others	97,569
Receivable from affiliates	(213,184)
Prepaid expenses	(84,187)
Payable to affiliates	337,593
Accounts payable and accrued expenses	(2,160,153)
Accrued salaries and related benefits	304,705
Income taxes payable to WMI	(622,263)
Net cash used by operating activities	(1,635,538)
INVESTING ACTIVITIES:	
Purchases of furniture, fixtures, equipment, and work in progress	(721,709)
FINANCING ACTIVITIES:	
Dividends to WMAI	(1,500,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,857,247)
CASH AND CASH EQUIVALENTS:	
Beginning of year	8,551,039
End of year	$ 4,693,792
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 667,950

See notes to financial statements.

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Nature of business: WM Funds Distributor, Inc. (the Company) is a broker/dealer registered with the National Association of Securities Dealers, Inc. (NASD). The Company was incorporated under the laws of the state of Washington and is a wholly owned subsidiary of WM Advisors, Inc. (WMAI). WMAI is a wholly owned subsidiary of New American Capital, Inc. (NACI) and a wholly owned indirect subsidiary of Washington Mutual, Inc. (WMI). The Company is headquartered in Sacramento, California, and serves as the principal contracted distributor of the WM Group of Funds (the Funds). The Company does not receive or hold funds of subscribers or securities of issuers and does not hold customer funds or securities. Principal sources of revenue include service fees, distribution fees, and commissions for providing promotional, advertising, and distribution services to the Funds.

Cash and cash equivalents: The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, to be cash equivalents.

Depreciation: Depreciation of furniture, fixtures, and equipment is provided on the straight-line method over the estimated useful lives of the assets, which range from three to 10 years.

Income taxes: The Company's results of operations are included in the consolidated federal and combined state income tax returns of WMI. In accordance with the intercompany tax sharing agreement, the Company is allocated income taxes to the extent it increases or reduces the consolidated group tax liability.

Capitalization of software costs: Costs related to the development of new software for internal use, incurred subsequent to the preliminary project stage but prior to the point at which the computer software is substantially complete and ready for its intended use, are capitalized and amortized over the estimated useful life of the software project, generally three years. Capitalized costs for projects not complete are presented as work in progress. Capitalized costs will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such costs may not be recoverable. If indicators of impairment exist, the Company will estimate the future cash flows expected to result from the use of the software and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the software, the Company will recognize an impairment loss equal to the amount by which the software's carrying amount exceeds its fair value.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: TRANSACTIONS WITH AFFILIATES

In addition to its relationship to WMI, the Company is affiliated with Washington Mutual Bank (WMB) and Washington Mutual Bank, FA (WMBFA) (collectively, the Banks) and WM Financial Services (WMFS)

through common ownership and management. The Company is also affiliated with the Funds through certain common officers and the Board of Directors. In the ordinary course of business, the Company entered into transactions with these affiliates during 2001 as follows:

WMI: WMI maintains a noncontributory cash balance defined benefit pension plan (the Plan), which covers substantially all eligible employees of the Company. Benefits earned for each year of service are based primarily on the level of compensation in that year plus a stipulated rate of return on the benefit balance. It is WMI's policy to fund the Plan on a current basis to the extent deductible under federal income tax regulations. Actuarial information is prepared annually for the Plan taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, Plan costs are allocated to the Company by WMI based on eligible employees' salaries.

WMI also maintains a savings plan for eligible employees of the Company that allows participants to make contributions by salary deduction equal to 15% or less of their salary pursuant to Section 401(k) of the Internal Revenue Code. Employees' contributions vest immediately; the Company's partial matching contributions of up to 3% vest based on years of service.

In addition, WMI provides eligible retired employees of the Company with access to medical coverage on the same basis as active employees and provides certain other health care insurance benefits to a limited number of retired employees. Postretirement benefits, such as retiree health benefits, are accrued during the years an employee provides services. Actuarial information is prepared annually for the plan taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, plan costs are allocated to the Company by WMI based on estimated employee benefits.

Certain employees of the Company have nonqualified options to acquire stock of WMI. To the extent these options are exercised, the Company records the tax benefit to be received by the consolidated group through the intercompany account.

WMI sponsors supplemental employee and executive retirement plans (SERP) for the benefit of certain officers of the Company. The plans are designed to supplement the benefits that are accrued under the pension Plan.

Total Plan, 401(k) savings plan, postemployment benefit plan, and SERP expenses were $219,112 for the year ended December 31, 2001.

The Banks: Amounts payable to the Banks at December 31, 2001, which represent expenses payable to the Banks as paying agent for the Company, totalled $1,713,467 at December 31, 2001.

In addition, the Company leases office space from WMBFA as further described in Note 3.

The Funds: Substantially all revenue recorded by the Company during 2001 was for services provided to the Funds. Pursuant to the terms of agreements approved by the Funds' shareholders under the provisions of Rule 12b-1 of the Investment Company Act of 1940, each Fund compensates the Company for expenses incurred in marketing and distribution of the Fund's shares. Compensation is limited to a stipulated percentage of the Fund's average net assets. Marketing and distribution expenses incurred under these agreements, which totalled $11,885,756 for 2001, are reflected as trailer fees with the compensation received from the Funds included in distribution fees in the accompanying statement of operations.

Receivables from the Funds related to reimbursements of expenses totalled $2,384,720 at December 31, 2001. This amount is included in receivables from affiliates in the accompanying statement of financial condition.

Other affiliates: Commission fees paid to WMFS during 2001 for the sale of shares of the Funds totalled $2,334,534. The amount owed to WMFS was $149,445, and the amount due from NACI as of December 31, 2001, was $43,508.

NOTE 3: FURNITURE, FIXTURES, AND EQUIPMENT

Furniture, fixtures, and equipment consists of the following at December 31, 2001:

Furniture and equipment	$ 1,542,127
Work in progress	391,097
	1,933,224
Accumulated depreciation	516,239
	$ 1,416,985

Depreciation expense for 2001 was $399,694.

The Company subleases office space from WMBFA (the sublessors) on a monthly basis. Rent expense charged in 2001 and future rent are based on the sublessor's cost sharing methodology and are allocated monthly to the Company. Rent expense for the year ended December 31, 2001, was $71,697.

NOTE 4: INCOME TAXES

Income taxes for the year ended December 31, 2001, consists of the following:

Current:	
Federal	$ 38,348
State	13,506
	51,854
Deferred:	
Federal	128,666
State	26,724
	155,390
Income tax expense	$ 207,244

The effective tax rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes and other permanent differences arising from certain expenses that are not deductible for income tax purposes.

The tax effects of temporary differences that gave rise to the net deferred tax asset at December 31, 2001, were as follows:

Deferred tax assets:	
State taxes	$ 250,270
Accrued liabilities	99,362
Other	(171,331)
Net deferred tax asset	$ 178,301

No valuation allowance for the deferred tax asset is deemed necessary at December 31, 2001, as management believes that such asset will be fully realized.

NOTE 5: CAPITAL POLICY

The Board of Directors of the Company approved dividend payments to WMAI in the amount of $1,500,000 during 2001.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that capital equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $1,499,585, which was $1,133,096 in excess of its required net capital of $366,489. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was 3.67 to 1.

NOTE 7: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the rule.

WM FUNDS DISTRIBUTOR, INC.

(a wholly owned subsidiary of WM Advisors, Inc.)

COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

NET CAPITAL:	
Total stockholder's equity from statement of financial condition	$ 3,733,804
Nonallowable assets and other charges:	
Furniture, fixtures, and equipment	1,416,985
Receivables from others	381,638
Receivables from affiliates	43,508
Deferred tax asset and current federal tax payable	178,301
Prepaid expenses	132,195
Capital before haircuts and undue concentation charge	1,581,177
HAIRCUT ON MONEY MARKET SECURITIES	55,449
UNDUE CONCENTRATION CHARGE	26,143
NET CAPITAL	$ 1,499,585
AGGREGATE INDEBTEDNESS:	
Payable to affiliates and others	$ 4,360,013
Accrued salaries and related benefits	708,373
Current and deferred state income tax payable to WMI	428,949
	$ 5,497,335
BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital:	
The greater of $25,000 or 6-2/3% of aggregate indebtedness	$ 366,489
Excess net capital	$ 1,133,096
Ratio of aggregate indebtedness to net capital	3.67 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 filing as of December 31, 2001. Therefore, no reconciliation of the two computations is necessary.

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

Tel: (206) 292-1800
Fax: (206) 343-7809
www.us.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Board of Directors
WM Funds Distributor, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of WM Funds Distributor, Inc. (a wholly owned subsidiary of WM Advisors, Inc.) (the Company) for the year ended December 31, 2001 (on which we issued our report dated February 1, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they

may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 1, 2002